

September 15, 2023

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N. Federal Highway, Suite 208
Boca Raton, FL 33431

> **Re: Celsius Holdings, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2022
> Response dated September 6, 2023
> File No. 001-34611**

Dear Jarrod Langhans:

We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2023 letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to prior comment 2 reflects that you track shifting customer preferences and expectations, as well as technological advances in manufacturing and distribution, and utilize third party data to understand the latest market data and consumer insights, and that you have not identified any correlating trends that indicate that sustainability was not the primary driver for purchase conversion for your customer base. Please clarify the meaning of purchase conversion and its relationship to climate change regulation. Please also explain how you evaluated the information you considered for each of the following and provide support for your determination of materiality:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop or utilize innovative new products that result in lower emissions; and
- increased demand for generation and transmission of energy from alternative energy sources.

2. We note your response to prior comment 3 states that you did not experience any material physical or operational disruptions related to the physical effects of climate change. As previously requested, please provide quantitative information for the periods covered by your Form 10-K regarding weather-related damages to your leased property and operations, including with respect to the impact to your operations of any weather-related events that affected your co-packers. Please also discuss whether your co-packers have been impacted by water availability and quality, and any correlating impact on your operations and results.

3. Your response to prior comment 3 states that a portion of the insurance costs of your leased properties are passed through to you. Please quantify such pass through costs to you for each of the periods presented in your Form 10-K and explain whether changes are expected in future periods.

4. We note your response to prior comment 4 and reissue in part. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert W. Pommer III